UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshen, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Retraction of Unauthorize Form 6-Ks and Confirmation of No Change in UTime leadership

On September 9, 2025, an individual (the “Unauthorized Individual”) with access to the Edgar filing codes of UTime Limited (the “Company”) made two false filings on Form 6-K with the Securities and Exchange Commission (the “SEC”) indicating that the officers and directors of the Company had resigned and new slate of officers and directors had been appointed in their place (the “Unauthorized Form 6-Ks”). Please be advised that the Unauthorized Form 6-K filing was not approved or reviewed by the Company’s CEO, Hengcong Qiu, or its Director, Minfei Bao, that none of the Company’s executive officers had resigned and no action was taken to change the Company’s board of directors. As such, the Company’s current management team remains in place and its board, consisting of Messrs. Bao, Qiu, Xiaoqian Jia, Hailin Xie and Yanzhi Wang, remains the same.

On September 11, 2025,the Unauthorized Individual distributed two unauthorized press releases without the Company’s authorization (the “Unauthorized Press Releases”). The Unauthorized Press Releases contained similar fraudulent information to what had been disclosed in the Unauthorized Form 6-Ks. After learning of the Unauthorized Press Releases, the Company promptly countered by publishing its own press release, distributed through GlobeNewswire, reaffirming the Company’s current officers and directors, and further confirming that no changes had been made to the Company’s leadership.

Prior to the Unauthorized Form 6-Ks being filed with the SEC, the Company learned that the Unauthorized Individual had taken control of the Company’s Edgar filing codes (the “Edgar Codes”) and, using the EdgarNext system, blocked the Company’s officers, as well as its SEC filing agent, from using the Company’s Edgar Codes. As a result, the Company had to seek clearance from the SEC, including filing a new Form ID application and completing a detailed SEC review and authorization process, to regain access to its Edgar Codes. After detailed review by and coordination with, the SEC, on the afternoon of October 9, 2025, the SEC finally approved the Company’s Form ID application and released the Edgar codes to the Company.

The Company believes that the Unauthorized Individual was a former employee of the Company who had access to the Company’s Edgar filing codes when employed by the Company and that the Unauthorized Individual took these actions as an attempt to interfere with the Company’s business and management. The Company has taken, and continues to take, actions protect itself and its shareholders, including notifying the SEC and the proper authorities of the illegal and fraudulent actions taken by the Unauthorized Individual.

Through this Form 6-K, the Company reaffirms that neither of the Form 6-Ks that were filed with the SEC on September 9, 2025 were accurate or authorized. Further, the Company reaffirms that its leadership and board remain unchanged and confirms that its websites remain accessible at utimeworld.com and utimemobile.com.

Now that the Company has regained access to its SEC Edgar filing codes, the Company is refiling the press release that it published on September 11, 2025 (the “September 11, 2025 Press Release”) reaffirming its leadership. A copy of the September 11, 2025 Press Release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and incorporated by reference herein.

Exhibits

Exhibit No.	Description
99.1	Press release dated September 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: October 9, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)